CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2011		2010		2009		2008		2007
Earnings from continuing operations	142,835		$147,405		$111,166		$113,832		$84,673
Income taxes	69,409		75,107		15,297		27,956		29,613
Earnings from continuing operations before income taxes	212,244		$222,512		$126,463		$141,788		$114,286
Fixed charges:
Interest	96,495		$81,015		$82,971		$65,033		$41,311
Amortization of debt expense, premium, net	2,382		2,279		1,764		1,892		1,399
Portion of rentals representative of an interest factor	493		431		536		523		558
Interest of capitalized lease	1,787		3,972		1,545		—		—
Total fixed charges	101,157		$87,697		$86,816		$67,448		$43,268
Earnings from continuing operations before income taxes	$212,244		$222,512		$126,463		$141,788		$114,286
Total fixed charges from above	101,157		87,697		86,816		67,448		43,268
Earnings from continuing operations before income taxes and fixed charges	$313,401		$310,209		$213,279		$209,236		$157,554
Ratio of earnings to fixed charges	3.10	x	3.54	x	2.46	x	3.10	x	3.64	x